March 5, 2019

VIA EDGAR TRANSMISSION

Mr. Keith A. Gregory

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Mr. Gregory:

On January 11, 2019, the Registrant, on behalf of its series, Catalyst/Groesbeck Growth of Income Fund, filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended. In a telephone conversation on February 26, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein. Please note that the name of the fund will be changed to “Catalyst Growth of Income Fund” (the “Fund”).

General

Comment 1: Please note that where a comment is made in one section of the Registration Statement, it is applicable to all similar disclosures appearing elsewhere throughout the Registration Statement.

Response: The Registrant represents that, where applicable, revisions made in response to a particular comment were carried throughout the entire Registration Statement.

Comment 2: Please file the response letter to these comments as correspondence on EDGAR at least five business days prior to the effective date of the Registration Statement to give the Staff enough time to review.

Response: The Registrant files this letter on March 5, 2019.

Cover Page

Comment 3: To assist shareholders, please disclose the Fund’s prior name in parentheses under the new name on the cover pages of the Prospectus and Statement of Additional Information.

Mr. Keith A. Gregory March 5, 2019 Page 2

Response: The Registrant will add the Fund’s former name parenthetically on the cover pages of the Prospectus and Statement of Additional Information.

Prospectus

Principal Investment Strategies

Comment 4: Please disclose whether the Fund will principally invest in any particular sectors of the mortgage, equity or hybrid real estate investment trust (“REIT”) universe, e.g., residential, commercial, office or data centers. If appropriate, please include the related risk factors for these sectors.

Response: The Registrant responds that the Fund has no plan to principally invest in any particular sectors within the mortgage, equity or hybrid REIT universe.

Comment 5: The Staff notes that all principal investment strategies and risks should have corresponding disclosures. Accordingly, please disclose “Preferred Stock Risk” as a principal investment risk because it is identified as a principal investment strategy. Please also disclose the Fund’s investment in mortgage-backed securities (“MBS”) among its principal investment strategies as MBS Risk is listed among the Fund’s principal investment risks.

Response: The Registrant has amended the second sentence of the first paragraph under “Principal Investment Strategies” in its Item 4 disclosures to state the following:

The Fund may invest in the common and preferred stock of REITs and may invest in such securities without regard to the market capitalization of the REIT. A mortgage REIT generally lends money to real estate buyers or acquires existing mortgages or mortgage-backed securities (“MBS”) and seeks to earn interest income.

The Registrant has added the following risk disclosure to its Item 4 risk disclosures:

Preferred Stock Risk. The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of the preferred stock. Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.

Mr. Keith A. Gregory March 5, 2019 Page 3

Comment 6: Please inform the Staff of the amount the Fund intends to be invested in non-agency MBS and, in particular, non-investment grade non-agency MBS. The Staff may have additional comments depending on the Registrant’s response.

Response: The Registrant refers to its response to Comment 5. The Fund does not intend to invest directly in MBS.

Comment 7: Briefly describe the Advisor’s “qualitative review” process in plain English as referenced in the second paragraph under the heading “Principal Investment Strategies” on page 3 of the Prospectus.

Response: The Registrant has added the following sentence to the end of the third paragraph under “Principal Investment Strategies” in its Item 4 disclosures and to the corresponding paragraph in its Item 9 disclosures:

In conducting its qualitative review, the Adviser reviews third-party research, financial statements, management presentations and news reports regarding the Fund’s potential holdings.

Principal Risks of Investing in the Fund

Comment 8: If the Fund’s investments will be sold through an insured depository institution, please add the disclosure required by Item 4(b)(iii) of Form N-1A in the first paragraph under the heading “Principal Risks of Investing in the Fund” on page 4 of the Prospectus.

Response: The Fund’s shares are not sold through banks.

Comment 9: Purusant to a directive from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response: The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 10: Please tailor the disclosure of “Concentration Risk” to those risks related to the real estate industry.

Mr. Keith A. Gregory March 5, 2019 Page 4

Response: The Registrant has amended the first sentence of its disclosure of “Concentration Risk” in its Item 4 and Item 9 risk disclosures to state the following:

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of the real estate industry ~~a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.~~

Comment 11: The disclosure of “Mortgage-Backed Securities Risk” refers to “residential mortgage loans.” Please confirm that residential mortgage loans are the only type of MBS in which the Fund will invest. If not, please revise accordingly. Please disclose, if true, that the liquidity of MBS held by the Fund may change dramatically over time.

Response: The Registrant has amended the first sentence of its disclosure of “MBS Risk” in its Item 4 and 9 disclosures to state the following:

Mortgage-backed securities may represent ~~participating~~ interests in pools of agency and non-agency residential and commercial mortgage loans, some of which are guaranteed by the U.S. Government, its agencies or instrumentalities.

The Registrant has added the following sentence to the end of its disclosure of “MBS Risk” in its Item 4 and 9 disclosures.

The liquidity of mortgage-backed securities may change dramatically over time.

Comment 12: If there is any subprime exposure with respect to the Fund’s investments in REITs or real estate operating companies, please include a description of such exposure in the Fund’s principal investment risk disclosures.

Response: The Registrant has added the following risk disclosure to its Item 4 disclosures:

Sub-Prime Mortgage Risk. Lower-quality notes, such as those considered “sub-prime” are more likely to default than those considered “prime” by a rating evaluation agency or service provider. An economic downturn or period of rising interest rates could adversely affect the market for sub-prime notes and reduce the ability to sell these securities.

Mr. Keith A. Gregory March 5, 2019 Page 5

Comment 13: Please add “Liquidity Risk” as a principal investment risk, or explain supplementally why it is not a principal risk of the Fund.

Response: The Registrant has added the following disclosure to its Item 4 disclosures:

Liquidity Risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Performance

Comment 14: Please conform the language of the first sentence of the first paragraph under the heading “Performance” with the language set forth in Item 4(b)(2) of the Form N-1A.

Response: The Registrant has revised its disclosure under the heading “Performance” to state the following:

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Fund by showing the total return of its Class A shares for each full calendar year, and by showing how its Class A, Class C and Class I shares’ average annual returns for 1-year, 5-year, and since inception periods compare ~~over time~~ with those of a broad measure of market performance.

Comment 15: In the Average Annual Returns Table, please delete the line item for the S&P 500 Total Return Index under the line item for Class C shares. The returns for the broad based securities index should not be interspersed between the returns for the different share classes. The performance table should only show one line item for the appropriate broad based securities index at the bottom of the table. The performance table may be footnoted to explain any differences in the dates of since inception returns.

Response: The Registrant has reformatted the Average Annual Total Returns Table as follows:

Class A	1 Year	5 Year	Since inception* ~~(12/30/2009)~~
Return Before Taxes	[(14.45)%]	[2.84%]	[7.07%]

Mr. Keith A. Gregory March 5, 2019 Page 6

Return After Taxes on Distributions	[(15.14)%]	[(0.45)%]	[4.85%]
Return After Taxes on Distributions and Sale of Fund Shares	[(8.02)%]	[1.88%]	[5.42%]
Class C
Return Before Taxes	[(9.85)%]	[3.31%]	[6.95%]
~~S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)~~	~~[ ]%~~	~~[ ]%~~	~~[ ]%~~
Class I	~~1 Year~~	~~5 Year~~	~~Since inception (11/24/10)~~
Return Before Taxes	[(9.00)%]	[4.39%]	[8.51%]
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	[(4.38)%]	[8.49%]	[11.60%] (Class A and C shares) [6.56%] (Class I shares)

* Class A and C shares commenced operations on December 30, 2009. Class I shares commenced operations on November 24, 2010.

Additional Information

Comment 16: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclsoures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant has added the following to second paragraph under the heading “Principal Investment Strategies” in its Item 9 disclosures:

The Fund invests in REITs generally, which may include, but does not focus on, retail properties, office properties, multifamily properties, hospitality properties, industrial properties, healthcare properties, land, self-storage properties, student housing properties, and data center properties.

Comment 17: Please consider whether the following risks should be identified as principal risks of the Fund and, if so, indicate so on the table on beginning on page 13 of the Prospectus and revise the Item 4 disclosures accordingly: Credit Risk, Industry Concentration Risk, and Interest Rate Risk.

Response: The Registrant has removed “Industry Concentration Risk” from its Item 9 risk disclosures because “Concentration Risk” is already included as a principal investment risk and

Mr. Keith A. Gregory March 5, 2019 Page 7

adequately discloses the risk. The Registrant has added the following risks to its Item 4 disclosures and revised the table of its Item 9 risk disclosures accordingly:

Credit Risk. Credit risk is the risk that an issuer of a security will fail to pay principal and interest in a timely manner, reducing the Fund’s total return.

Interest Rate Risk. Interest rate risk is the risk that debt-related securities prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates.

Statement of Additional Information

Comment 18: Please update the disclosure in the Statement of Additional Information responsive to Items 17-20 of Form N-1A to reflect the calendar or fiscal year dates specified by Form N-1A instructions.

Response: The Registrant has amended its Item 17(b)(4) disclosures in the Statement of Additional Information to state the following:

Share Ownership in the Fund

Fund Shares Owned by Trustees as of Calendar Year Ended December 31, 2018

Name of Independent Trustee	Dollar Range of Equity Securities in Growth of Income Fund
Mr. Caldwell	$1-10,000
Mr. Weisz	None
Dr. Pariser	None

Name of Interested Trustee	Dollar Range of Equity Securities in Growth of Income Fund
Mr. Szilagyi	$50,001 - $100,000

The Registrant has amended the last paragraph of its Item 19(d) disclosure in the Statement of Additional Information to state the following:

The table below provides information about the advisory fees paid to the Advisor of the Fund for each of the fiscal years ~~periods~~ ended June 30:

The Registrant has amended the first paragraph of its Item 20(c) disclosure in the Statement of Additional Information to state the following:

Mr. Keith A. Gregory March 5, 2019 Page 8

The following table shows the dollar range of equity securities of the Fund beneficially owned by each portfolio manager as of [February 28], 2019 ~~June 30, 2018~~.

Comment 19: Please clarify in paragraph (g) on page 4 of the Statement of Additional Information whether the Registrant considers agency and non-agency commercial and residential MBS to be an industry or group of industries.

Response: The Fund’s current fundamental policy is that it will not concentrate in any industry. Prior to the filing of the Registration Statement, the Fund was included in a prospectus and statement of additional information for multiple funds. Catalyst Enhanced Income Strategy Fund, one of the funds in the combined prospectus and statement of additional information, maintains a fundamental policy to concentrate in agency and non-agency residential and commercial MBS.

To facilitate the Staff’s review of the Registration Statement, the Registrant created a single fund prospectus and statement of additional information. Unfortunately, in doing so, the Registrant inadvertently included the fundamental policy of Catalyst Enhanced Income Strategy Fund. The inclusion of paragraph (g) in the Fund’s Statement of Additional Information was a clerical mistake. The Registrant intended to delete paragraph (g) and will remove it from the Fund’s Rule 485(b) filing. To be clear, the Catalyst/Groesbeck Growth of Income Fund (to be known as Catalyst Growth of Income Fund) has never had, and does not intend to have, a fundamental policy to concentrate in agency and non-agency residential and commercial MBS.

Comment 20: Please state whether the Registrant considers agency and non-agency commercial and residential MBS and the real estate industry to be included within the Fund’s 25% investment limitation.

Response: Please see the response to Comment 19. As stated in the Statement of Additional Information, “[a]s a matter of fundamental policy, the Fund will invest ~~in~~ 25% or more of its total assets in the real estate industry. The Fund will consider the investments of underlying investment companies when determining its compliance with this policy.” For clarity, the Registrant will delete paragraph (h) from its Investment Restrictions. The Fund will not invest 25% or more of its assets in MBS.

Comment 21: Please state with specificity the circumstances under which the Fund intends to concentrate its assets in the real estate industry or in agency and non-agency commercial and residential MBS. Depending the Registrant’s response, the Staff may have additional comments.

Mr. Keith A. Gregory March 5, 2019 Page 9

Response: As noted in the Prospectus, the Registrant states that it will concentrate its assets in the real estate industry under normal circumstances. The Registrant will not concentrate its assets in agency and non-agency commercial and residential MBS.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser